

October 7, 2016

Via E-Mail

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:** **Trina Solar Limited**
> **Amended Schedule 13E-3**
> **Filed September 30, 2016 by Trina Solar Limited, et. al.**
> **File No. 005-82526**

Dear Mr. Zhang:

    We have reviewed your filing and have the following comments.

Proxy Statement

Summary Term Sheet, page 1

1.   We note the revisions made in response to prior comment 3. Please revise this disclosure further to shorten it more.

2.   We reissue prior comment 4 as we are unable to locate any revised disclosure.

3.   Revise pages 2 and 3 to disclose who owns the remaining 60% of Liuan and who owns the remaining 55% of Ruitai.

Special Factors

Background of the Merger, page 21

4.   Revise this section to describe how and why Ruitai came to be involved in the transaction.

5.   We note that you deleted the disclosure referenced in prior comment 7 in response to our comment. Please confirm that the Proposal Letter did not include the deleted language. Alternatively, re-insert the deleted language and respond to our prior comment.

Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors, page 33

6.   Revise the first paragraph in this section to describe the opportunities the board and management believed were available and to explain what specifically about the "current condition of the U.S. stock market" led the special committee and the board to conclude that the current transaction price is fair.

7.   Revise the first bullet point on page 35 to describe the specific knowledge and understanding of the company and the industry the special committee possessed.

8.   We reisssue prior comment 12. The Citi opinion is addressed to a group of security holders that includes affiliates of the company. Thus, any person relying on the Citi opinion to make its fairness determination as to unaffiliated security holders must explain how it can rely on that opinion when the filing person must address a different and narrower group of security holders.

Buyer Group's Purpose of and Reasons for the Merger, page 54

9.   We reissue prior comment 14.

Certain Financial Projections, page 44

10.   We reissue prior comment 16. To the extent you are concerned about confusing or misleading security holders, you may include an explanation of how the circumstances changed between the preparation of the original and final projections.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3619.

                                                Sincerely,

                                                /s/ Daniel F. Duchovny
                                                Daniel F. Duchovny
                                                Special Counsel
                                                Office of Mergers and Acquisitions